Milk Care Co. Inc.

(a Delaware Corporation)

Audited Consolidated Financial Statements

For the year ended December 31, 2025 and 2024

Consolidated Financial Statements

Milk Care Co. Inc.

Table of Contents

Alice CPA

Independent Auditor's Report

April 22, 2026
To the Shareholders of Milk Care Co., Inc.
Cambridge, Massachusetts

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Milk Care Co., Inc., which comprise the balance sheet as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Milk Care Co., Inc. as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Milk Care Co., Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Milk Care Co., Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Milk Care Co., Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Milk Care Co., Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 22, 2026

MILK CARE CO., INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024
(AUDITED)

ASSETS	2025	2024
Current Assets		
Cash and Cash Equivalents	$ 612,511	$ 1,613,138
Prepaid Expenses and Other Current Assets	8,275	24,345
Total Current Assets	620,786	1,637,483
Noncurrent Assets		
Property and Equipment, net	33,427	53,173
Security Deposits	-	3,807
Total Noncurrent Assets	33,427	56,980
Total Assets	**$ 654,213**	**$ 1,694,463**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 37,896	$ 112,927
Other Current Liabilities	385	39,186
Total Current Liabilities	**38,281**	**152,113**
Total Liabilities	**38,281**	**152,113**
Stockholders' Equity		
Common Stock, $0.00001 par value; 11,894,684 shares authorized; 6,305,972 and 6,305,635 shares issued and outstanding as of December 31, 2025 and 2024, respectively.	63	63
Series Seed Preferred Stock, $0.0001 par value; 4,287,164 shares authorized; 4,287,164 shares issued and outstanding as of December 31, 2025 and 2024, respectively.	429	429
SAFE Notes	111,846	-
Additional Paid-in Capital	7,566,187	7,530,414
Accumulated Deficit	(7,061,335)	(5,986,625)
Cumulative Translation Adjustment	(1,258)	(1,931)
Total Stockholders' Equity	**615,932**	**1,542,350**
Total Liabilities and Stockholders' Equity	**$ 654,213**	**$ 1,694,463**

The accompanying footnotes are an integral part of these financial statements.

MILK CARE CO., INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the Years Ended December 31, 2025 and 2024
(AUDITED)

	2025	2024
Revenues		
Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	147,138	250,234
Professional Fees	312,435	546,182
Advertising and Marketing	78,239	63,957
Payroll	461,466	1,035,601
Research and Development	93,817	611,610
Share-based compensation	35,625	40,123
Depreciation Expense	9,085	8,394
Total Operating Expenses	**1,137,805**	**2,556,100**
Other Income (Expense)		
Grant Income	36,443	29,417
Interest Income	24,632	98,994
Other Income	18,014	17,919
Loss on disposal of equipment	(15,439)	-
Foreign Exchange Gain (Loss)	(555)	(1,824)
Total Other Income	**63,095**	**144,506**
Net Loss	**$ (1,074,710)**	**$ (2,411,594)**

The accompanying footnotes are an integral part of these financial statements.

MILK CARE CO., INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(AUDITED)

	Common Stock		Preferred Stock		SAFE Notes	Additional Paid in Capital	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders' Equity
	Shares	Value ($ par)	Shares	Value ($ par)					
Balance as of December 31, 2023	6,418,052	$ 64	4,287,164	$ 429	$ -	$7,490,291	$ (3,575,031)	$ (1,387)	$ 3,914,366
Repurchase and cancellation of common stocks	(112,417)	(1)	-	-	-	-	-	-	(1)
Share-based compensation	-	-	-	-	-	40,123	-	-	40,123
Cumulative translation adjustment	-	-	-	-	-	-	-	(544)	(544)
Net loss	-	-	-	-	-	-	(2,411,594)	-	(2,411,594)
Balance as of December 31, 2024	6,305,635	$ 63	4,287,164	$ 429	$ -	$7,530,414	$ (5,986,625)	$ (1,931)	$ 1,542,350
Issuance of common stocks	337	-	-	-	-	148	-	-	148
Issuance of SAFE Notes	-	-	-	-	111,846	-	-	-	111,846
Share-based compensation	-	-	-	-	-	35,625	-	-	35,625
Cumulative translation adjustment	-	-	-	-	-	-	-	673	673
Net loss	-	-	-	-	-	-	(1,074,710)		(1,074,710)
Balance as of December 31, 2025	6,305,972	$ 63	$4,287,164	$ 429	111,846	$7,566,187	$ (7,061,335)	$ (1,258)	$ 615,932

The accompanying footnotes are an integral part of these financial statements.

MILK CARE CO., INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(AUDITED)

	2025	2024
Cash Flows from Operating Activities		
Net Loss	(1,074,710)	(2,411,594)
Adjustments to reconcile net loss to net cash used in operations:		
Share-based compensation	35,625	40,123
Loss on disposal of property and equipment	15,439	-
Depreciation	9,085	8,394
Effect of exchange rate changes on cash and cash equivalents	673	(544)
Changes in operating assets and liabilities:		
Grants receivable	-	112,643
Other current assets	16,070	40,225
Accounts payable	(75,031)	38,579
Other current liabilities	(38,801)	(22,383)
Net cash used in operating activities	**(1,111,650)**	**(2,194,558)**
Cash Flows from Investing Activities		
Disposal of property and equipment	(4,778)	2,740
Refund for security deposits	3,807	15,031
Net cash provided by investing activities	**(971)**	**17,771**
Cash Flows from Financing Activities		
Issuance of common stock	148	-
Issuance of SAFE notes	111,846	-
Net cash provided by financing activities	**111,994**	**-**
Net change in cash and cash equivalents	**(1,000,627)**	**(2,176,787)**
Cash and cash equivalents at beginning of year	1,613,138	3,789,925
Cash and cash equivalents at end of year	**$ 612,511**	**$ 1,613,138**
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Milk Care Co. Inc. (the "Company", doing business as Harmony Baby Nutrition) was incorporated in Delaware on April 19, 2018. The Company is a biotechnology-driven pediatric nutrition company developing next-generation hypoallergenic formula products for children with cow's milk protein allergy (CMPA) and related dietary sensitivities. Operating within the highly regulated infant formula sector, the Company focuses on science-backed nutritional innovation that more closely mimics the composition of human milk. The Company is based in Cambridge, Massachusetts.

The Company began active development in 2021 after participating in several startup accelerators. In 2022, it established a wholly owned subsidiary in Hong Kong with support from the Hong Kong Science and Technology Park (HKSTP) IncuBio grant. That same year, the Company raised $6 million in a Series Seed financing round. The combined funding from the grant and the financing round has supported continued research and development efforts. In 2025, the Hong Kong subsidiary was declared dormant under Hong Kong regulations.

The Company remains pre-revenue and is preparing to commercialize its first product: a hypoallergenic toddler formula. It plans to launch through a phased, omni-channel go-to-market strategy, initially focusing on direct customer relationships and a strong digital presence.

Since inception, the Company has focused on R&D, product formulation, team building, and fundraising. It has incurred recurring operating losses and funded its operations primarily through equity financing and SAFE instruments. The Company's ability to continue as a going concern is dependent on its ability to raise additional capital, including through its current crowdfunded SAFE offering. Management believes that existing cash resources including approximately $0.6 million as of the date of these financial statements together with anticipated proceeds from the offering, will be sufficient to meet operating needs for at least the next 12 months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Basis of Consolidation

The financial statements of the Company include its wholly owned subsidiary, Milk Care Co. Ltd., a Hong Kong entity formed in 2022 and declared dormant in March of 2025. There were no material intercompany transactions during the years ended December 31, 2025 and 2024.

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly owned subsidiary, Milk Care Co. Ltd., a Hong Kong entity. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(AUDITED)

In March 2025, the Company formally declared its wholly owned Hong Kong subsidiary, Milk Care Co. Ltd., dormant. This action followed a strategic decision made in late 2024 to wind down international operations and concentrate resources on U.S.-based research, development, and commercialization efforts.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the respective local currencies. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars for consolidation. Balance sheet accounts are translated at exchange rates in effect as of the balance sheet date, while income and expense items are translated at average exchange rates for the year. Resulting translation adjustments are included as a component of other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in gain of $673 and loss of $544 for the years ended December 31, 2025, and 2024, respectively.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and Cash Equivalents

Cash consists of funds held in the Company’s checking and savings accounts. As of December 31, 2025 and 2024, Company’s cash balances amounted to $612,511 and $1,613,138, respectively.

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has no cash equivalents as of December 31, 2025 and 2024.

Prepaid Expenses

Prepaid expenses consist of payments made by the Company in advance for goods or services to be received in future periods. These typically include costs related to consulting, research and

development, insurance, and subscriptions. The Company has outstanding prepaid expenses amounting to $8,275 and $24,345 as of December 31, 2025, and 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly enhance the productive capacity or extend the useful life of an asset are capitalized, while routine maintenance and repairs are expensed as incurred. Upon retirement or disposal, the asset's cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in earnings.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company's furniture and equipment are depreciated over 5-10 years.

Leases

The Company determines if a contract is classified as a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses its incremental borrowing rate, based on the information available at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of facilities and office space.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $37,896 and $112,927 respectively, as of December 31, 2025 and 2024.

Other Current Liabilities

Other current liabilities primarily consist of accrued expenses related to salaries, research and development, and other operating costs. These amounts represent obligations for goods and services received but not yet invoiced or paid as of the balance sheet date. When specific invoices are not yet available, accruals are recorded based on management's estimates. As of December 31, 2025 and 2024, the Company had other current liabilities amounting to $385 and $39,186, respectively.

SAFE Notes

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with applicable guidance under ASC 480, Distinguishing Liabilities from Equity.

The SAFEs represent contractual rights to receive shares of the Company's equity upon the occurrence of specified future events, such as a qualifying equity financing, liquidity event, or

dissolution. The SAFEs do not bear interest, do not have stated maturity dates, and are not redeemable at the option of the holders.

The Company has evaluated the terms of its SAFEs and concluded that they do not embody obligations to transfer cash or other assets and are indexed to the Company's own stock. Accordingly, the SAFEs qualify for equity classification and are recorded within stockholders' equity.

Upon conversion into preferred stock in a future qualifying financing, the carrying amount of the SAFEs will be reclassified to the appropriate equity accounts. No gain or loss will be recognized upon conversion.

Stock Based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Revenue Recognition

The Company has adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the Company expects to receive in exchange. To date, the Company has not generated any revenue, as it remains in the pre-commercial stage and has not yet launched its products or entered customer contracts.

Grant Income

Grant income, reported as Other Income in the Statement of Operations, consists of amounts awarded by governmental agencies and private organizations to support specific Company programs and operational activities. Income from unconditional grants is recognized as revenue when awarded, whereas income from conditional grants is recognized only when all performance-related conditions have been met.

Interest Income

Interest income is recognized on cash deposits held with financial institutions, primarily on the Company's Rockland Trust Cash Sweep account, based on the accrual method as earned. For the

years ended December 31, 2025 and 2024, interest income from the Rockland Trust Cash Sweep account amounted to $24,625 and $98,810, respectively. Total interest income earned, including amounts from other deposit accounts, was $24,632 and $98,994 for the years ended December 31, 2025 and 2024, respectively, and is presented as other income in the consolidated statements of operations.

Research and Development

The Company currently expenses all research and development costs related to product development and innovation, consistent with industry practice. The Company continues to evaluate its research and development activities under the guidance of ASC 730-10, Research and Development, and may consider capitalization of development expenditures in the future if the criteria for capitalization are met. Research and development expenses totaled approximately $93,817 and $611,610 for the years ended December 31, 2025, and 2024, respectively.

Advertising

The Company expenses advertising and marketing costs as incurred. For the year ended December 31, 2025 and 2024, the Company incurred advertising and marketing expense amounting to $78,239 and $63,957, respectively.

Foreign Exchange Gain (Loss)

Foreign exchange gains and losses arise when monetary assets and liabilities denominated in a currency other than the Company's functional currency are settled or remeasured at period end rates. These exchange rate changes can result in income or expense depending on the direction and magnitude of currency movements. For the year ended December 31, 2025, and 2024, the Company recognized a foreign exchange loss of $555 and $1,824, respectively, reported in the statement of operations.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in the management’s judgment, it is more likely than not that some or all the deferred tax assets will not be realized.

As of December 31, 2025, and 2024, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Accounting for Uncertainty in Income Taxes

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(AUDITED)

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. On December 31, 2025, and 2024, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025, and 2024.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2025	December 31, 202 4
Lab Equipment	$53,735	$72,683
Less: Accumulated depreciation	$(20,308)	$(19,509)
Property and equipment, net	**$33,427**	**$53,173**

Depreciation expenses for the years ended December 31, 2025, and 2024 were $9,085 and $8,394, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(AUDITED)

Common Stock

The Company initially authorized 10,000,000 shares of common stock with a par value of $0.00001. In 2022, the Company amended its Certificate of Incorporation to increase the authorized common stock to 11,894,684 shares. As of December 31, 2023, the Company had 6,418,052 shares of common stock issued and outstanding. Following repurchases and cancellations during 2024, the total decreased to 6,305,635 shares issued and outstanding as of December 31, 2024.

During 2025, the Company issued 337 shares of common stock upon the exercise of stock options by two investors. As of December 31, 2025, the Company has a total of 6,305,972 shares of common stock issued and outstanding.

Preferred Stock

The Company is authorized to issue 4,287,164 shares of preferred stock with a par value of $0.0001 per share, designated across Series Seed-1 through Series Seed-7. As of December 31, 2025 and 2024, all 4,287,164 preferred shares were issued and outstanding.

SAFE Notes

During the year ended December 31, 2025, the Company entered into Simple Agreements for Future Equity ("SAFE") with investors and received aggregate proceeds of $111,846. These instruments provide the investors with the right to receive shares of the Company's capital stock upon the occurrence of specified future events.

Under the terms of the SAFE agreements, the instruments will automatically convert into shares of preferred stock upon the closing of a future equity financing at a conversion price determined based on either (i) a valuation cap of $26,000,000 or (ii) a contractual discount to the price per share issued in such financing, whichever results in a more favorable conversion outcome to the investors. The SAFE instruments do not bear interest and do not have fixed maturity dates.

In the event of a liquidity event, including a change of control or initial public offering, the holders are entitled to receive the greater of (i) the original purchase amounts or (ii) the amount payable based on conversion into common stock at a price derived from the valuation cap. In the event of dissolution prior to conversion, the holders are entitled to receive repayment of their purchase amounts, subject to the priority provisions set forth in the agreements.

As of December 31, 2025, SAFE instruments totaling $111,846 remained outstanding and had not converted into equity securities.

NOTE 5 – SHARE-BASED COMPENSATION

2022 Stock Incentive Plan

In 2022, the Company adopted its 2022 Stock Incentive Plan (the "Plan") to attract, retain, and motivate employees, officers, directors, consultants, and other service providers by providing equity ownership opportunities and performance-based incentives. Awards under the Plan may include stock options, restricted stock, restricted stock units, and other stock-based awards.

As of December 31, 2025, and 2024, a total of 837, 000 common stock units were authorized for issuance under the Plan. Shares subject to awards that expire, are canceled, forfeited, or repurchased generally become available again for issuance under the Plan.

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(AUDITED)

Stock options granted under the Plan may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). Options must have an exercise price at least equal to the fair market value of the underlying common stock units on the date of grant and generally expire no later than 10 years from the date of grant. Options and other awards granted under the Plan vest over varying terms as determined by the Company's board of managers.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2025:

	Options	Weighted Average Exercise Price
Option outstanding, beginning of year	837,894	$0.44
Granted	-	$0.44
Exercised	-13,833	$
Expired	-	$0.44
Option outstanding, end of year	824,061	$0.44

The shares vest ratably over a period between 24 to 48 months. The shares will be issued when exercised from a pool of reserved shares.

	Options	Weighted Average Calculated Value
Nonvested options		
Total nonvested options outstanding, beginning of year	713,809	$0.44
Granted	-	$0.44
Vested	-101,849	$0.44
Expired	-	$ -
Total nonvested options outstanding, end of year	661,960	$0.44
Options exercisable, end of year	212,101	$0.44

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2024:

	Options	Weighted Average Exercise Price
Option outstanding, beginning of year	101,441	$0.44
Granted	736,453	$0.44
Exercised	-	$0.44
Expired	-	$0.44
Options outstanding, end of year	837,894	$0.44

The shares vest ratably over a period between 24 to 48 months. The shares will be issued when exercised from a pool of reserved shares.

	Options	Weighted Average Calculated Value
Nonvested options		
Total nonvested options outstanding, beginning of year	68,398	$0.44
Granted	736,453	$0.44
Vested	-91,042	$0.44
Expired	-	$ -
Total nonvested options outstanding, end of year	713,809	$0.44
Options exercisable, end of year	124,085	$0.44

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the grant date, determined using the Black-Scholes option-pricing model. For the years ended December 31, 2025 and 2024, the Company recorded stock-based compensation expenses of $35,625 and $40,123, respectively.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the year ended December 31, 2025, and 2024 were as follows:

Exercise price	$0.44
Fair value share price	$0.44
Expected volatility	100%
Expected term	5 yrs.
Expected dividend rate	-
Risk-free rate	3.93%
Fair value per share option	$0.44

NOTE 6 – ENTITIES SUBJECT TO CONSOLIDATION EVALUATION

The Company evaluated its involvement with Milk Care Innovation Ltda., a legal entity formed on August 19, 2025 in Brazil, under the guidance of ASC 810, Consolidation.

Milk Care Innovation Ltda. is currently legally owned by the Company's Chief Executive Officer and, as of December 31, 2025, is in the process of being restructured as a wholly owned subsidiary of the Company. This restructuring had not been completed as of the balance sheet date.

As of December 31, 2025, Milk Care Innovation Ltda. had not commenced operations and did not have material assets, liabilities, or results of operations. The Company does not have a controlling financial interest in the entity as of that date and has not provided financial support to the entity.

Accordingly, the Company has determined that consolidation of Milk Care Innovation Ltda. is not required as of December 31, 2025. The Company will continue to evaluate its involvement with this entity in future periods as facts and circumstances change.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue as a going concern is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025, and 2024.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunding Offering

The Company will conduct a Regulation Crowdfunding offering (the "Crowdfunded Offering") with a fundraising goal of up to $2,000,000 through the issuance of Simple Agreements for Future Equity (SAFEs). The SAFEs are being offered at a $35 million valuation cap with a 20% discount. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds.

Issuance of SAFE Notes

Subsequent to December 31, 2025, the Company entered into a Simple Agreement for Future Equity ("SAFE") with an investor and received proceeds of $59,000 on or about February 9, 2026. Under the terms of the agreement, the instrument is convertible into shares of preferred stock upon the occurrence of a future qualifying equity financing at a conversion price based on a valuation cap of $26,000,000 or a contractual discount to the price per share issued in such financing, whichever is more favorable to the investor. The SAFE does not bear interest and has no fixed maturity date.

Management's Evaluation

Management has evaluated subsequent events through April 22, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.